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                     [Healthworld Corporation Letterhead]


                                                     Contact:  Steven Girgenti
                                                       Chief Executive Officer
                                                       Healthworld Corporation
                                                                (212) 625-4216

                                                                Stuart Diamond
                                                       Chief Financial Officer
                                                       Healthworld Corporation
                                                                (212) 625-4249

                                                         FOR IMMEDIATE RELEASE

                 HEALTHWORLD CORPORATION ACQUIRES TORRENT S.A.

         New York, New York, July 28, 1998 - Healthworld Corporation (NASDAQ:
HWLD), announced today the acquisition of 80% of Torrent S.A., France's leading independent healthcare communications agency. Torrent, formed in 1986, has been operating as a licensee of Healthworld B.V. since 1993. The Company reported 1997 revenues of $4.4 million and has 31 full-time employees. Torrent clients include Glaxo Wellcome, Rhone Poulenc Rorer, and Boots Healthcare. A recently won contract was for Pfizer's Viagra.
         The purchase price for the 80% interest was $2.56 million. Healthworld has an option to acquire the remaining 20% of Torrent S.A., which will continue to be held by Mr. Dominique Agostini, founder of the company. Mr. Agostini will remain as President and be instrumental in expanding the business by adding existing Healthworld services not presently offered by Torrent.
         "Torrent is one of the most respected and successful healthcare communications companies in Europe winning the French Healthcare Agency of the Year honors in 1996 and the recipient of the 1997 Best Ad Award in France. The acquisition of Torrent is the first of the Healthworld B.V. affiliates. With France being the second largest pharmaceutical market in Europe, Torrent represents an important growth opportunity for Healthworld," Steven Girgenti, Chairman and Chief Executive Officer of Healthworld Corporation commented.
         Healthworld is an international marketing and communications services company specializing in healthcare. The company provides many of the world's largest pharmaceutical and other healthcare companies with a comprehensive range of integrated strategic marketing services designed to accelerate the market acceptance of new products and to sustain marketability throughout their life cycles, including advertising and promotion, contract sales, consulting, publishing, medical education, public relations, interactive multimedia, database marketing and marketing research services.
         This press release contains statements which constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Those statements include statements regarding the intent, belief or current expectations of the Company and its management team. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements. Such risks and uncertainties include, among other things, competitive, economic and regulatory factors in the health care marketing and communications industry and the pharmaceutical and health care industry, general economic conditions and other risks and uncertainties that may be detailed, from time-to-time, in Healthworld's reports filed with the Securities and Exchange Commission.